UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated May 16, 2018: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2018.

   The information contained in this Report on Form 6-K, except for the commentary of the Partnership’s Chief Executive Officer contained in Exhibit 99.1 hereto, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2018

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2018

MONACO – May 16, 2018 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three months ended March 31, 2018.

Highlights:

•

Net income of $4.8 million for the three months ended March 31, 2018;

•

Earnings per common unit of $0.09 for the three months ended March 31, 2018;

•

Adjusted Net Income(1) of $7.2 million for the three months ended March 31, 2018;

•

Adjusted Earnings per common unit (1) (2) of $0.16 for the three months ended March 31, 2018;

•

Distributable Cash Flow(1) of $11.3 million during the three months ended March 31, 2018;

•

Adjusted EBITDA(1) of $26.6 million for the three months ended March 31, 2018;

•

Reported cash of $61.4 million and available liquidity of $91.4 million as of March 31, 2018;

•

Quarterly cash distribution of $0.25 per common unit in respect of the first quarter of 2018 and $0.5625 per preferred unit in respect of the most recent period.

(1) Adjusted Net Income, Adjusted Earnings per common unit, Distributable Cash Flow and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

(2) Adjusted Earnings per common unit presentation excludes the Series A Preferred Units interest on the Partnership’s net income for the periods presented.

Recent Developments:

Optional Vessels purchase option deadline extension: On March 30, 2018, the Partnership agreed with its Sponsor to further extend the deadline for exercising the purchase options relating to both the Clean Ocean and the Clean Planet previously granted to the Partnership under the Omnibus Agreement from March 31, 2018 to December 31, 2018.

Reduction in and payment of quarterly common unit cash distribution: On April 18, 2018, the Partnership announced that, following a strategic review of its financial profile and distribution policy, its Board of Directors approved a reduction in the quarterly cash distribution on the Partnership’s common units to $0.25 per common unit from $0.4225 per common unit, or from $1.69 per common unit to $1.00 per common unit on an annualized basis. The cash distribution, at the reduced level, became effective upon the payment of the common units distribution with regards to the first quarter of 2018 which was paid on May 3, 2018, to all common unitholders of record as of April 26, 2018.  The revised distribution level is expected to align the Partnership’s cash distributions with its capacity to generate cash flow in the long term, to strengthen its balance sheet and to improve its distribution coverage ratio (which is its distributable cash flow available for distribution in proportion to actual cash distributed).

Series A Preferred Units Cash Distribution: On April 24, 2018, the Partnership’s Board of Directors also announced a cash distribution of $0.5625 per unit of its Series A Preferred Units (NYSE: DLNG PR A) for the period from February 12, 2018 to May 11, 2018, which was paid on May 14, 2018 to all unitholders of record as of May 5, 2018.

CEO Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the three months ended March 31, 2018.

“Our reported earnings for the first quarter of 2018 were, as expected, below those of the first quarter of 2017 and were impacted by the following: (i) the temporary employment of the Clean Energy on the spot market until July 2018, when the vessel will commence a time charter with Gazprom for a term of approximately eight years, and (ii) the longer term nature of our contracts following our decision to reduce the charter hire rate on two vessels, the Yenisei River and the Lena River, with effect from November 2016, in exchange for securing the long-term charter with Gazprom, mentioned above, for the employment of the Clean Energy. These transactions contributed to an increase in our contracted backlog, thereby enhancing our revenue visibility.

“On April 18 2018, we announced a plan to reduce the quarterly distribution on the Partnership's common units to $0.25 per common unit from $0.4225 per common unit, or from $1.69 per common unit to $1.00 per common unit on an annualized basis. The reduction took effect on May 3, 2018, upon the payment of the common unit distribution with respect to the first quarter of 2018 to common unitholders of record as of the close of business on April 26, 2018.

“This decision by our Board of Directors to reduce the level of the Partnership’s quarterly common unit distribution was necessary to align the Partnership’s distribution level with its capacity to generate cash flow in the long term. Despite the material increase in the Partnership’s estimated revenue contract backlog over the last two years, we have experienced a decrease in operating cash flow and a weakened distribution coverage ratio (which is our distributable cash flow available for distribution in proportion to actual cash distributed) following our shift to longer term charters for the employment of our LNG carriers, which provide us with greater cash flow visibility albeit at lower charter rates that provide attractive returns of capital. As the Partnership’s shorter duration time charter contracts at peak charter rates have expired or are approaching expiration, we have capitalized on our Manager’s operational track record and the versatility of the ice class designated LNG carriers in our Fleet to secure long term employment contracts. As of the date of this report, our estimated average remaining contract term is 10.2 years and our estimated contracted revenue backlog is approximately $1.5 billion, which highlights our ability to secure long-term contracts during periods when the LNG shipping market has been highly competitive.

“On May 3, 2018, we paid quarterly cash distribution of $0.25 per common unit with respect to the first quarter of 2018. Since our initial public offering in November 2013, we have paid total cash distributions of $7.04 per common unit. In addition, on May 14, 2018, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2018 to May 11, 2018.

“With our Fleet 85% contracted through 2018, 92% contracted through 2019 and 100% contracted through 2020, and with an estimated Fleet-wide average remaining contract duration of 10.2 years, we believe we have significant cash flow visibility.

“Our intent is to seek additional contract coverage, particularly in 2018, to manage our operating expenses and to continue the safe operation of our Fleet.

“We look forward to working towards meeting our goals, which we believe will continue to benefit our unitholders.”

Financial Results Overview:

	Three Months Ended March 31,
(U.S. dollars in thousands, except per unit data)	2018 (unaudited)	2017 (unaudited)
Voyage Revenues	$33,904	$39,092
Net Income	$4,840	$12,912
Adjusted Net Income (1)	$7,232	$14,905
Operating Income	$16,806	$21,893
Adjusted EBITDA(1)	$26,590	$31,271
Earnings per common unit	$0.09	$0.32
Adjusted Earnings per common unit (1)	$0.16	$0.37
Distributable Cash Flow(1)	$11,286	$18,634

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three Months Ended March 31, 2018 and 2017 Financial Results

Net Income for the three months ended March 31, 2018 was $4.8 million as compared to Net Income of $12.9 million in the corresponding period of 2017, which represents a decrease of $8.1 million, or 62.5%. Adjusted Net Income for the three months ended March 31, 2018 was $7.2 million as compared to Adjusted Net Income of $14.9 million in the corresponding period of 2017, which represents a decrease of $7.7 million, or 51.5%.  The decrease in both the Net Income and the Adjusted Net Income was mainly attributable to (i) the lower revenues earned for the Clean Energy which has been employed under a short-term charter during the first quarter of 2018, in comparison to the corresponding quarter of 2017 during which the vessel operated under a multiyear charter at a significantly higher charter rate and, (ii) the increased interest costs for servicing the Partnership’s secured debt, which was refinanced in May 2017.

Adjusted EBITDA for the three months ended March 31, 2018 was $26.6 million as compared to Adjusted EBITDA of $31.3 million for the corresponding period of 2017, which represents a decrease of $4.7 million, or 15.0%, and was mainly due to lower revenues earned in the period for the Clean Energy, as discussed above.

The Partnership's Distributable Cash Flow for the three-month period ended March 31, 2018 was $11.3 million as compared to $18.6 million in the corresponding period of 2017, which represents a decrease of $7.3 million, or 39.4%, and was due to the factors outlined above.

For the three-month period ended March 31, 2018, the Partnership reported Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, of   $0.09 and $0.16, respectively, after taking into account the Series A Preferred Units interest on the Partnership’s net income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted are calculated on the basis of a weighted average number of 35,490,000 units outstanding during the period, in the case of Adjusted Earnings per common unit after reflecting the impact of the non-cash items presented in Appendix B.

Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues were $33.9 million for the three-month period ended March 31, 2018 as compared to $39.1 million for the same period of 2017, which represents a decrease of $5.2 million, or 13.3%.  This decrease was predominantly driven by the lower revenues earned on the Clean Energy which has been trading in the short-term market since the third quarter of 2017, in comparison to the corresponding quarter of 2017 during which the vessel was fully utilized at significantly higher charter rate. In July 2018, the Clean Energy will be delivered to Gazprom to commence a charter with a term of approximately eight years.

Vessel operating expenses were $6.3 million, which corresponds to a daily rate of $11,741 for the three-month period ended March 31, 2018, as compared to $6.7 million, or a daily rate of $12,352 for the corresponding period of 2017. This decrease is primarily associated with crewing and technical efficiencies achieved during the first quarter of 2018 as compared to the corresponding period of 2017.

Interest and finance costs were $12.0 million in the first quarter of 2018 as compared to $8.9 million in the first quarter of 2017, which represents an increase of $3.2 million, or 35.5%. As discussed above, this increase is commensurate with the increase in the weighted average interest for the first quarter of 2018 mainly as a result of the increased costs associated with the $480.0 million institutional senior secured term loan B facility due in 2023 (the “Term Loan B”) which the Partnership entered into on May 18, 2017.

The Partnership reported average daily hire gross of commissions(1)  of approximately $66,300 per day per vessel in the three months ended March 31, 2018, compared to approximately $76,700 per day per vessel in the same period of 2017. During the three-month period ended March 31, 2018, the Partnership’s vessels operated at 100% utilization compared to 99% utilization in the same period of 2017.

(1) Average daily hire gross of commissions represents voyage revenue without taking into consideration the non-cash time charter amortization expense and amortization of prepaid charter revenue, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity/ Financing/ Cash Flow Coverage

As of March 31, 2018, the Partnership reported free cash of $61.4 million. Total indebtedness outstanding as of March 31, 2018 was $726.4 million (gross of unamortized deferred loan fees), which, apart from amounts outstanding under the Term Loan B, also includes the Partnership’s $250.0 million senior unsecured notes due October 2019. As of March 31, 2018, $4.8 million of the Partnership’s outstanding indebtedness was repayable within one year.

The Partnership’s liquidity profile is further enhanced by the $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor, which is available to the Partnership at any time until November 2018 and remains available in its entirety as of the date of this release.

As of March 31, 2018, the Partnership reported working capital surplus of $44.2 million (Q4 2017: $47.5 million).

During the three months ended March 31, 2018, the Partnership generated net cash from operating activities of $11.9 million as compared to $18.2 million in the same period of 2017, which represents a decrease of $6.3 million, or 34.7%. This decrease was attributable to the decrease in period net income due to the factors discussed above.

Vessel Employment

As of May 16, 2018, the Partnership had estimated contracted time charter coverage(2) for 85% of its fleet estimated Available Days (as defined in Appendix B) for the remaining 2018, 92% of its fleet estimated Available Days for 2019 and 100% of its fleet estimated Available Days for 2020.

As of the same date, the Partnership’s contracted revenue backlog estimate (3) was approximately $1.46 billion, with an average remaining contract term of 10.2 years.

(2) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts net of scheduled class survey repairs by the number of expected Available days during that period.

(3) The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day. Certain time charter contracts that the Partnership recently entered into with Yamal Trade Pte. are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder.

Conference Call and Webcast: May 17, 2018

As announced, the Partnership’s management team will host a conference call on Thursday, May 17, 2018 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until Thursday, May 24th, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2018 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas

Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” “will” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of U.S. dollars except units and per unit data)	2018	2017
REVENUES
Voyage revenues	$33,904	$39,092
EXPENSES
Voyage expenses (including related party)	(621)	(872)
Vessel operating expenses	(6,340)	(6,670)
Dry-docking and special survey costs	(467)	(220)
General and administrative expenses (including related party)	(629)	(442)
Management fees -related party	(1,565)	(1,519)
Depreciation	(7,476)	(7,476)
Operating income	16,806	21,893
Interest and finance costs, net	(11,882)	(8,890)
Other, net	(84)	(91)

Net income	$4,840	$12,912
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.09	$0.32
Weighted average number of units outstanding, basic and diluted:
Common units	35,490,000	31,660,500

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$61,401	$67,464
Due from related party	1,635	883
Other current assets	3,092	2,057
Total current assets	66,128	70,404

FIXED ASSETS, NET:
Vessels, net	970,230	977,298
Total fixed assets, net	970,230	977,298
OTHER NON CURRENT ASSETS:
Due from related party	1,350	1,350
Above market acquired time charters	3,480	5,267
Total assets	$1,041,188	$1,054,319

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$2,663	$2,655
Trade payables	6,767	4,497
Due to related party	241	72
Accrued liabilities	3,820	4,051
Unearned revenue	8,408	11,623
Total current liabilities	21,899	22,898
Deferred revenue	1,543	1,405
Long-term debt, net of current portion and deferred financing costs	711,302	711,698
Total non-current liabilities	712,845	713,103

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at March 31, 2018 and December 31, 2017)	18	47
Common unitholders (35,490,000 units issued and outstanding as at March 31, 2018 and December 31, 2017)	233,210	245,055
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at March 31, 2018 and December 31, 2017)	73,216	73,216
Total partners’ equity	306,444	318,318

Total liabilities and partners’ equity	$1,041,188	$1,054,319

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2018	2017
Cash flows from Operating Activities:
Net income:	$4,840	$12,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,476	7,476
Amortization of deferred financing fees	811	486
Amortization of fair value of acquired time charter	1,787	1,787
Deferred revenue	138	(14)
Changes in operating assets and liabilities:
Trade receivables	42	24
Prepayments and other assets	(49)	(174)
Inventories	(1,028)	46
Due from/ to related parties	(583)	369
Trade payables	1,863	1,075
Accrued liabilities	(229)	(238)
Unearned revenue	(3,215)	(5,589)

Net cash from Operating Activities	11,853	18,160

Cash flows from Investing Activities
Vessel Acquisitions and other additions to vessels’ cost	—	—
Net cash used in Investing Activities	—	—

Cash flows from Financing Activities:
Payment of debt securities registration and other filing costs	(2)	—
Distributions declared and paid	(16,714)	(16,715)
Repayment of long-term debt	(1,200)	(8,125)
Net cash used in Financing Activities	(17,916)	(24,840)

Net decrease in cash and cash equivalents	(6,063)	(6,680)
Cash and cash equivalents at beginning of the period	67,464	57,595
Cash and cash equivalents at end of the period	$61,401	$50,915

Supplemental Information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., the Partnership’s wholly owned subsidiary and borrower under the Term Loan B facility and each of its vessel owning subsidiaries which is a subsidiary guarantor of the Term Loan B (collectively “Arctic LNG Carriers”) as at and for the periods presented, which are derived from the unaudited interim financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	March 31,	December 31,
(expressed in thousands of United states dollars)	2018	2017
Balance sheet data:
Total assets	$998,755	$1,010,034
Total cash	21,304	24,596
Total debt, net of deferred loan fees	$465,735	$466,402

Three months ended March 31,
(expressed in thousands of United states dollars)	2018
Income statement and other operational data:
Net income	$9,521
Revenues	33,904
Adjusted EBITDA	$27,218

Arctic LNG Carriers reconciliation of net income to Adjusted EBITDA

Three months ended March 31,
(In thousands of U.S. dollars)	2018
Net income	$9,521
Net interest and finance costs (1)	7,829
Depreciation	7,476
Class survey costs	467
Amortization of fair value of acquired time charter	1,787
Charter hire amortization	138
Adjusted EBITDA	$27,218

(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

APPENDIX B

Fleet statistics

	Three Months Ended March 31,
(expressed in United states dollars except for operational data)	2018	2017
Number of vessels at the end of period	6.0	6.0
Average number of vessels in the period (1)	6.0	6.0
Calendar Days (2)	540.0	540.0
Available Days (3)	540.0	540.0
Revenue earning days (4)	540.0	532.3
Time Charter Equivalent (5)	$61,635	$70,778
Fleet Utilization (4)	100%	99%
Vessel daily operating expenses (6)	$11,741	$12,352

      (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days (defined below) in the period.

      (2)  Calendar Days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

      (3)  Available Days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

      (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days, during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

      (5)  Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three months and ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended March 31,
	2018	2017
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$33,904	$39,092
Voyage expenses (7)	(621)	(872)
Time Charter equivalent revenues	$33,283	$38,220
Available Days (3)	540	540
Time charter equivalent (TCE) rate	$61,635	$70,778

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

      (7)  Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended March 31,
(In thousands of U.S. dollars)	2018	2017
Net income	$4,840	$12,912
Net interest and finance costs (1)	11,882	8,890
Depreciation	7,476	7,476
Class survey costs	467	220
Amortization of fair value of acquired time charter	1,787	1,787
Charter hire amortization	138	(14)
Adjusted EBITDA	$26,590	$31,271

(1) Includes interest and finance costs and interest income, if any

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented above may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended March 31,
(In thousands of U.S. dollars except for units and per unit data)	2018	2017
Net income	$4,840	$12,912
Charter hire amortization	138	(14)
Amortization of fair value of acquired time charter	1,787	1,787
Class survey costs	467	220
Adjusted Net Income	$7,232	$14,905
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(1,693)	(3,141)
Common unitholders’ interest in Adjusted Net Income	$5,539	$11,764
Weighted average number of common units outstanding, basic and diluted:	35,490,000	31,660,500
Adjusted Earnings per common unit, basic and diluted	$0.16	$0.37

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended March 31,
(In thousands of U.S. dollars)	2018	2017
Net income	$4,840	$12,912
Depreciation	7,476	7,476
Amortization of deferred finance fees	811	486
Net interest and finance costs, excluding amortization(1)	11,071	8,404
Class survey costs	467	220
Amortization of fair value of acquired time charters	1,787	1, 787
Charter hire amortization	138	(14)
Adjusted EBITDA	$26,590	$31,271
Less: Net interest and finance costs, excluding amortization(1)	(11,071)	(8,404)
Maintenance capital expenditure reserves	(1,038)	(1,038)
Replacement capital expenditure reserves	(3,195)	(3,195)
Distributable Cash Flow	$11,286	$18,634

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.

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